                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20594

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*


                         Frontier National Corporation
                               (Name of Issuer)

                             Class A Common Stock

                        (Title of Class of Securities)

                                  35912104COM

                                (CUSIP Number)


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO.  359124104 COM          13G                    PAGE 2 OF 4 PAGES
---------------------------                              ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Harry I. Brown Sr. Family, L.L.C
       63-1188045

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Alabama

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                          SOLE VOTING POWER
                     5
     NUMBER OF            206,857

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             206,857

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      206,857
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.8%

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      TYPE OF REPORTING PERSON*
12
      OO - Alabama Limited Liability Company

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                                      FOR

                       HARRY I. BROWN, SR. FAMILY L.L.C.


1. a. Frontier National Corporation

   b. 43 North Broadway; Sylacauga, AL 35150

2. a. Harry I. Brown, Sr. Family L.L.C.

   b. 209 South Elm Avenue; Sylacauga, AL 35150

   c. Alabama

   d. Class A Common Stock

   e. CUSIP 359124104COM

3. N/A

4. a. 206,857 shares

   b. 8.87% of class

   c. (i)    206,857 sole power to vote
      (ii)   -0- shared power to vote
      (iii)  206,857 sole power to dispose
      (iv)   -0- shared power to dispose

5. N/A

6. N/A

7. N/A

United States
Securities and Exchange Commission
Schedule 13G
continued

8.   The Harry I. Brown, Sr. Family L.L.C. Stockholders and
                     Those Voting Other Shares

                                            Others
     Name of Partner       %      Shares     Voted       Total
     ---------------------------------------------------------
     Harry I Brown, Sr.   44%     91,017                91,017
     Margaret W. Brown    30%     62,057                62,057
     John M. Brown        13%     26,891
       Personal                              8,719      35,610
     Jamie C. Brown       12%     24,823                24,823
     Harry I. Brown, Jr.   1%      2,069
       Personal                             17,840
       Custodian for son                     1,110
       Private Foundation                    3,600      24,619

       ____________
       Note: Harry Brown, Sr. controls and votes 100% of the limited liability company's shares


9.   N/A

10.  N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        March 12, 1999

                                        /s/ Harry I. Brown,
                                        --------------------
                                        Harry I. Brown, Sr.
                                        Manager